

BANCO SANTANDER-CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL INFORMATION

As of May 31, 2025

The principal balances and results accumulated for the period ending May 2025 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION	
Principal assets	**MCh$**
Cash and deposits in banks	2,425,361
Loans and accounts receivables from customers and banks, net	39,653,229
Loans and accounts receivables from customers at fair value, net	172,341
Financial instruments	8,702,389
Financial derivative contracts	11,145,285
Other asset ítems	4,417,351
Total assets	**66,515,956**

Principal liabilities	**MCh$**
Deposits and other demand liabilities	13,118,075
Time deposits and other time liabilities	16,785,759
Issued debt and regulatory capital instruments	10,715,814
Financial derivative contracts	11,204,650
Other liabilities ítems	10,102,006
Total equity	4,589,652
Total liabilities and Equity	**66,515,956**

Equity attributable to:	
Equity holders of the Bank	4,478,960
Non-controlling interest	110,692

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD	
Operational results	**MCh$**
Net interest income	872,068
Net fee and commission income	248,520
Result from financial operations	109,902
Total operating income	**1,230,490**
Provision for loan losses	(235,461)
Support expenses	(405,690)
Other results	(26,556)
Income before tax	**562,783**
Income tax expense	(85,421)
Net income for the period	**477,362**

Attributable to:	
Equity holders of the Bank	470,200
Non-controlling interest	7,162

JONATHAN COVARRUBIAS H.

Chief Accounting Officer

ROMAN BLANCO R.

Chief Executive Officer



BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de Mayo de 2025

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Mayo de 2025 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO	
Principales rubros del activo	**MM$**
Efectivo y depósitos en bancos	2.425.361
Créditos y cuentas por cobrar a clientes y bancos	39.653.229
Créditos y cuentas por cobrar a clientes a valor razonable	172.341
Instrumentos financieros	8.702.389
Contratos de derivados financieros	11.145.285
Otros rubros del activo	4.417.351
Total Activos	**66.515.956**
Principales rubros del pasivo	**MM$**
Depósitos y otras obligaciones a la vista	13.118.075
Depósitos y otras captaciones a plazo	16.785.759
Instrumentos de deuda y capital regulatorio emitidos	10.715.814
Contratos de derivados financieros	11.204.650
Otros rubros del pasivo	10.102.006
Total patrimonio	4.589.652
Total Pasivos y Patrimonio	**66.515.956**
Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.478.960
Interés no controlador	110.692

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO	
Resultados operacionales	**MM$**
Ingresos netos por intereses y reajustes	872.068
Ingresos netos de comisiones	248.520
Resultado de operaciones financieras	109.902
Total ingresos operacionales	**1.230.490**
Gasto de pérdidas crediticias	(235.461)
Gastos de apoyo	(405.690)
Otros resultados	(26.556)
Resultado antes de impuesto	**562.783**
Impuesto a la renta	(85.421)
Utilidad consolidada del periodo	**477.362**
Resultado atribuible a:	
Tenedores patrimoniales del Banco	470.200
Interés no controlador	7.162
	872.068

JONATHAN COVARRUBIAS H.	**ROMAN BLANCO R.**
Gerente de Contabilidad	**Gerente General**

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence,

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